Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 30, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer, Jason Niethamer, David Gessert and J. Nolan McWilliams Division of Corporation Finance Office of Crypto Assets

Re:	Resolute Holdings Management, Inc. Draft Registration Statement on Form 10 Submitted October 4, 2024 CIK No. 0002039497

Dear Sirs:

On behalf of Resolute Holdings Management, Inc., a Delaware corporation (the “Company” or “Resolute Holdings”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on October 4, 2024 (the “Initial Registration Statement”).

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 5, 2024 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter. All references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

The Company respectfully submits the following as its responses to the Staff:

Draft Registration Statement on Form 10

Exhibit 99.1 - Preliminary Information Statement Information

Statement Summary

Our Business, page 1

1.	Please balance this section by disclosing the lack of Resolute Holdings’ historical and performance data and that it is expected to initially operate with limited profitability because of the initial resource investment required to build its capabilities.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Information Statement.

2.	Please briefly substantiate your statement in the second paragraph of this section that Mr. Cote is responsible for “delivering” the increase in Vertiv’s share price during his term as chairman of the board.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 54 of the Information Statement.

3.	Refer to the third paragraph. Please briefly disclose in what ways you aspire to be an “industry leading” operations manager.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 54 of the Information Statement.

Risk Factors

Regulatory changes or actions may restrict the use, page 21

4.	We note statements throughout this risk factor regarding “legal uncertainty” concerning crypto assets and that federal regulators and the courts “are still developing their frameworks” concerning crypto assets. This disclosure is not appropriate considering well-established legal tests in U.S. Supreme Court case law and Commission and staff reports, orders, and statements providing guidance on when a crypto asset may be offered and sold as a “security” under the U.S. federal securities laws. Please revise your risk factor discussion accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21-24 of the Information Statement.

If tariffs and other restrictions, page 27

5.	Please place this risk factor in context by quantifying, to the extent material, the impact of tariffs on CompoSecure revenues and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Information Statement.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

Following the Spin-Off, we could incur substantial additional costs, page 34

6.	Please quantify the accrued and anticipated costs to implement the IT and other infrastructure described in this risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 35 of the Information Statement.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1: Basis of Presentation, page 50

7.	Please provide us your detailed analysis supporting your assertion that Resolute Holdings is required to consolidate the financial statements of CompoSecure under U.S. GAAP after the contemplated spin-off transaction. In your response, please reference for us the specific provisions of the authoritative literature you used to support your position.

The Company respectfully advises that Staff that, as discussed with the Staff of the Commission, following the filing of the Initial Registration Statement, the Company revised the structure of the transactions proposed to be undertaken in connection with the Company’s spin-off from CompoSecure, Inc. (“CompoSecure”), including such that the counterparty to the Company’s Management Agreement would be CompoSecure Holdings, L.L.C. (“CompoSecure Holdings”), a direct, wholly owned subsidiary of CompoSecure, and not CompoSecure itself.

Following that change, the Company discussed the Company’s conclusions regarding the appropriate accounting with respect to the CompoSecure Management Agreement with the Staff, the Company’s independent registered public accounting firm, and its external accounting advisor. Based on the facts and circumstances in effect at the time of filing the Information Statement, the Company believes that the interest that the Company will acquire in CompoSecure Holdings in connection with the spin-off, which immediately following the spin-off will be the Company’s sole management agreement, constitutes a variable interest pursuant to ASC 810-10-55-37, and accordingly, the Company must consolidate the financial results of CompoSecure Holdings in the Information Statement.

The Business of CompoSecure
Consumer Products, page 66

8.	We note your disclosure regarding the security of the Arculus Cold Storage Wallet. Please discuss the extent to which the firmware and hardware underlying the Arculus Cold Storage Wallet is subject to internal or third party security audits.

The Company, on behalf of CompoSecure, respectfully advises the Staff that the Arculus Cold Storage Wallet is subject to internal testing with every software release and update.  In addition, CompoSecure has previously completed three security audits conducted by external third parties: an audit by Stratum Security in 2021, an audit by Halborn in 2024, and a SOC II review in 2023 by Kirkpatrick Price. Kirkpatrick Price is also currently conducting an additional SOC II review with respect to CompoSecure’s software development processes.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

We respectfully submit on behalf of CompoSecure that the foregoing information provided in response to the Staff’s comment is not material to CompoSecure, and that the extent, depth and content of the existing disclosures regarding the Arculus Cold Storage Wallet are appropriate given that the net revenues from Arculus service offerings comprised less than 1% of CompoSecure’s total net sales in 2023, and accordingly have been, and are currently expected to continue to be, immaterial to CompoSecure’s overall business, results of operations, and financial condition for the foreseeable future. To the extent the consumer products business becomes material to CompoSecure in the future, we and CompoSecure would revisit the level of information contained in our and its respective public filings regarding the Arculus Cold Storage Wallet.

9.	Refer to the last full paragraph on page 66. Please tell us the specific digital assets currently supported by the Arculus Cold Storage Wallet. Also discuss in greater detail the scope and timeframe to increase the number and type of digital assets supported.

The Company, on behalf of CompoSecure, respectfully advises the Staff that the Arculus Cold Storage Wallet provides a different type of support depending on the type of digital asset. Decisions as to what level of support is provided for which digital assets is subject to applicable securities laws and other legal analyses specific to the type of support, which CompoSecure re-evaluates from time to time including as a result of legal and regulatory developments and other considerations, including requests from Arculus Cold Storage Wallet customers.

For a broad range of digital assets, the Arculus Cold Storage Wallet provides “store/view/send/receive” support, meaning that customers who own such digital assets may store and view such digital assets in their respective wallets, and may send and receive such digital assets. The Arculus Cold Storage Wallet does not charge or otherwise receive any fees for “store/view/send/receive” support. For a significantly more limited universe of digital assets, the Arculus Cold Storage Wallet incrementally provides “purchase/swap” support, which consists solely of providing links to access third-party liquidity providers. See the Company’s response to the Staff’s comment number 10 below for additional information. CompoSecure makes available on the public website for the Arculus Cold Storage Wallet a list of certain key blockchains/digital assets that are supported by the Arculus Cold Storage Wallet. The list is available at https://www.getarculus.com/coin-support/, and its contents are subject to change from time to time. The list sets forth the complete set of digital assets for which Arculus Cold Storage Wallet provides “purchase/swap” support, but is only a representative sample of the digital assets supported for the more limited “store/view/send/receive” level of support, as the full list would contain thousands of digital asset types and would be impracticable for CompoSecure to maintain accurately, particularly as new tokens may be created on many blockchains without action by or the knowledge of CompoSecure.

The Arculus Cold Storage Wallet has in the past and may in the future add support for additional blockchains, which requires that the hardware component (i.e., the metal Arculus card) support the cryptography of the new blockchain. Assuming the Arculus card can support the new blockchain, the Arculus Cold Storage Wallet is able to add support for such blockchains by modifying the software component (i.e., the Arculus mobile app) typically in an update or new release. Therefore, the work and time involved to add support for a new blockchain can vary considerably depending on the specific structure and complexity of the new blockchain in question, but in CompoSecure’s experience typically takes between four and eight weeks. CompoSecure currently makes determinations whether to add support for new blockchains based on multiple criteria, including customer requests, market capitalization and volume of activity of the blockchains, as well as opportunities for strategic partnerships.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

We respectfully submit on behalf of CompoSecure that the foregoing information provided in response to the Staff’s comment is not material to CompoSecure, and that the extent, depth and content of the existing disclosures regarding the Arculus Cold Storage Wallet are appropriate given that the net revenues from Arculus service offerings comprised less than 1% of CompoSecure’s total net sales in 2023, and accordingly have been, and are currently expected to continue to be, immaterial to CompoSecure’s overall business, results of operations, and financial condition for the foreseeable future. To the extent the consumer products business becomes material to CompoSecure in the future, we and CompoSecure would revisit the level of information contained in our and its respective public filings regarding the Arculus Cold Storage Wallet.

10.	Refer to the first full paragraph on page 67. Please identify the third-party liquidity providers with whom you have arrangements and briefly describe the criteria you consider when determining to engage an additional liquidity provider.

The Company, on behalf of CompoSecure, respectfully advises the Staff that the Arculus Cold Storage Wallet presently makes available links to the following three liquidity providers: Onramper, which is an onramp aggregator (for fiat-to-crypto transfers); Changelly (for crypto-to-crypto transactions); and Transak (for crypto-to-fiat transactions). All fiat-to-crypto, crypto-to-crypto and crypto-to-fiat transactions are conducted solely by the respective foregoing liquidity provider. The Arculus Cold Storage Wallet does not charge its customers any fees for “purchase/swap” activities or for accessing third-party liquidity providers, but CompoSecure may receive a small portion of the fees charged by some third-party liquidity partners. Additionally, the Arculus Cold Storage Wallet also provides a link to WalletConnect, a portal to other web-based transaction support and liquidity providers (but which is not itself a liquidity provider). The Arculus Cold Storage Wallet does not charge any fees to access WalletConnect, and does not receive any fees from activity conducted through web-based transactions and liquidity providers accessed through WalletConnect.

CompoSecure selects its liquidity providers based on a range of criteria, including global coverage, fees, execution quality, ease of integration, reputation, and reliability. CompoSecure re-evaluates these criteria from time to time as appropriate, including as a result of legal and regulatory developments, and other considerations. CompoSecure does not itself actively trade in crypto on its own behalf or on behalf of any other person or entity, other than in a de minimis amount for its own account, primarily for demonstration purposes. Subject to that de minimis exception, CompoSecure does not actively engage in transactions with liquidity providers beyond making available the links to customers. Any activity between Arculus Cold Storage Wallet’s customers and the liquidity providers takes place outside of the Arculus Cold Storage Wallet, subject to terms and conditions specified by respective liquidity providers. CompoSecure does not make any representations as to the services or pricing of third-party liquidity providers and does not make recommendations as to which liquidity providers customers should use. CompoSecure does not receive from any liquidity provider any information concerning customers’ transactions with the liquidity provider, other than anonymized aggregate data to substantiate any fee payments.

We respectfully submit on behalf of CompoSecure that the foregoing information provided in response to the Staff’s comment is not material to CompoSecure, and that the extent, depth and content of the existing disclosures regarding the Arculus Cold Storage Wallet are appropriate given that the net revenues from Arculus service offerings comprised less than 1% of CompoSecure’s total net sales in 2023, and accordingly have been, and are currently expected to continue to be, immaterial to CompoSecure’s overall business, results of operations, and financial condition for the foreseeable future. To the extent the consumer products business becomes material to CompoSecure in the future, we and CompoSecure would revisit the level of information contained in our and its respective public filings regarding the Arculus Cold Storage Wallet.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

11.	Please disclose who bears the risk of loss during the transaction cycles for digital asset purchases or swaps and peer-to-peer and send & receive transfers using the Arculus Cold Storage Wallet.

The Company, on behalf of CompoSecure, respectfully advises the Staff that the Arculus Cold Storage Wallet is a self-custody wallet, and accordingly, CompoSecure does not bear the risk of loss during the transaction cycle for digital asset purchases or swaps and peer-to-peer and send and receive transfers, as stated in the Arculus Cold Storage Wallet terms and conditions, which each Arculus Cold Storage Wallet customer is required to affirmatively accept prior to use of the Arculus Cold Storage Wallet, and which are available on the Company’s website at https://www.getarculus.com/legal-notices/. As stated therein, customers using the Arculus Cold Storage Wallet to process transactions through third party liquidity providers bear the risk of loss in such transactions, except and to the extent that the third party liquidity partners may have responsibility for appropriate handling of the transaction pursuant to their respective policies, and customers bear the risk of loss of peer-to-peer send and receive transactions.

We respectfully submit on behalf of CompoSecure that the foregoing information provided in response to the Staff’s comment is not material to CompoSecure, and that the extent, depth and content of the existing disclosures regarding the Arculus Cold Storage Wallet are appropriate given that the net revenues from Arculus service offerings comprised less than 1% of CompoSecure’s total net sales in 2023, and accordingly have been, and are currently expected to continue to be, immaterial to CompoSecure’s overall business, results of operations, and financial condition for the foreseeable future. To the extent the consumer products business becomes material to CompoSecure in the future, we and CompoSecure would revisit the level of information contained in our and its respective public filings regarding the Arculus Cold Storage Wallet.

Clients, page 68

12.	Please substantiate that CompoSecure’s premium metal payment cards are a “proven value proposition.”

In response to the Staff’s comment, the Company has revised its disclosure on page 71 of the Information Statement.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 83

13.	We note CompoSecure’s income tax expense adjustment to derive the “adjusted net income before adjustments” subtotal in deriving “adjusted net income” and related per share amounts. Please address the following:

•	Revise the introductory paragraph to explain the rationale behind the presentation of adjusted net income and related per share amounts. In this regard, confirm for us if true, that CompoSecure includes a full tax provision in adjusted net income and includes CompoSecure Class B common stock in calculating the per share amounts to remove the impact of its historical Up-C structure.

•	As CompoSecure’s “income tax expense” adjustment line item is isolated from the other non-GAAP adjustments by the “adjusted net income before adjustments” subtotal, it is unclear whether it includes only the tax impact on GAAP income before income taxes if it had no noncontrolling interests associated with its Up-C structure or whether the adjustment also includes the tax impact of its other non- GAAP adjustments in deriving adjusted net income. Revise footnote (1) to clarify and, if appropriate, consider revising the presentation to group the income tax adjustment with the other adjustments and remove the intervening subtotal.

This comment also applies to CompoSecure’s non-GAAP financial measures disclosure for the annual periods reflected in your submission beginning on page 89.

The Company respectfully acknowledges the Staff’s comment.

In connection with the changes to the financial presentation described in the Company’s response to the Staff’s comment 7 above, the Company has removed the presentation and discussion of adjusted net income and related per share amounts from the Management’s Discussion and Analysis in the Information Statement. In response to the Staff’s comment, CompoSecure will revise the disclosure in its future Exchange Act reports to reflect the Staff’s comment.

14.	Please tell us why CompoSecure does not include:

•	The change in fair value of the derivative liability associated with its convertible notes redemption make-whole provision as a non-GAAP adjustment in deriving adjusted net income when it includes that derivative liability as an adjustment in deriving adjusted EBITDA; nor

•	The effect of the Exchangeable Notes on the shares outstanding in its diluted adjusted net income per share.

The Company respectfully acknowledges the Staff’s comment. Through the quarter ended September 30, 2024, CompoSecure believed the likelihood that the 7.00% Exchangeable Senior Notes of CompoSecure Holdings, L.L.C. would be exchanged into shares of CompoSecure’s Class A common stock to be limited and, accordingly, CompoSecure did not include the effect of the Exchangeable Notes in the total shares outstanding used in calculating diluted adjusted net income per share, as disclosed in footnote (5) to the adjusted net income reconciliation table. Additionally, the change in the fair value of the derivative liability associated with the make-whole provision in the indenture governing the Exchangeable Notes has historically been immaterial to CompoSecure, and therefore has not been included by CompoSecure in its calculation of adjusted net income.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

Offer Letters of Our Executive Officers, page 106

15.	Please file the offer letter with each of the identified executive officers that you will assume in connection with the spin-off as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has filed the offer letters with David Cote, Thomas Knott and Kurt Schoen, which are now listed as Exhibits 10.5, 10.6 and 10.7, respectively, to the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 113

16.	Please identify the natural persons with voting or dispositive control over the shares held by Resolute Compo Holdings.

In response to the Staff’s comment, the Company has revised its disclosure on pages 113-114 of the Information Statement.

Notes to Consolidated Financial Statements

Note 7: Debt

Exchangeable Senior Notes, page F-21

17.	Regarding the sentence immediately after anti-dilution adjustment “e” on page F-22, please address the following, with reference to section 14.05(e) of the Exchangeable Notes Indenture provided as Exhibit 10.7 to CompoSecure’s Form 8-K filed on December 29, 2021:

•	Revise the disclosure to clarify that the sentence relates only to the provisions in adjustment “e” and not all five potential adjustments.

•	Revise the sentence to be consistent with that in section 14.05(e) of the Indenture in that it currently implies that a downward adjustment will only be made when a tender or exchange offer is announced and not consummated, which is inconsistent with the last sentence in section 14.05(e).

This comment also applies to the same sentence in CompoSecure’s interim financial statements on page F-54.

The Company respectfully acknowledges the Staff’s comment. As of November 27, 2024, all Exchangeable Notes had been converted into shares of CompoSecure’s Class A common stock, and no Exchangeable Notes remained outstanding. To the extent the disclosure captioned in the Staff’s comment appears in CompoSecure’s future Exchange Act reports, CompoSecure will revise the disclosure as requested.

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

Note 10: Equity Compensation

Earnout Consideration, page F-31

18.	We note that CompoSecure’s earnout consideration grants certain equity holders of Holdings the contingent right to receive additional shares of its Class A common stock or additional equity units in Holdings and a corresponding number of shares of its Class B common stock. We also note from CompoSecure’s disclosure in its August 7, 2024, August 9, 2024 and September 17, 2024 Forms 8-K that the private transactions with Resolute resulted in the elimination of its dual-class structure, but we note no discussion in those filings or related exhibits that discuss the impact of those transactions on its earnout obligation. Please revise your disclosure, here or elsewhere as deemed appropriate, to indicate whether and, if so, how CompoSecure’s earnout obligation changed as a result of the Resolute transactions closing on September 17, 2024. Explain whether the contingent obligation is now payable only in Class A common stock or whether it no longer exists.

CompoSecure respectfully advises the Staff that the contingent obligation has not changed as a result of the closing of the Resolute transactions on September 17, 2024, however, the payment of the contingent obligation will not result in any Class B Units of CompoSecure Holdings (“Class B Units”) being outstanding; the dual-class structure will continue to be eliminated. The limited liability company agreement of CompoSecure Holdings, as disclosed in the Current Report on Form 8-K on November 22, 2024, provides, among other things, that the managing member of CompoSecure Holdings has the authority to issue Class B Units and admit the recipients thereof as members on such terms and conditions as established by the managing member. In furtherance of the elimination of CompoSecure’s dual-class structure, the managing member has established by resolution that any issuance of Class B Units and admission of the recipient of such units as a member shall be conditioned on, among other things, the immediate exchange of all such Class B Units for shares of CompoSecure’s Class A common stock.  This means that as a result of the earnout payment, no Class B Units will be outstanding and the dual-class structure will continue to not exist because the earn-out recipients will hold Class A common stock of CompoSecure.

* * *

Securities and Exchange Commission
Division of Corporation Finance

December 30, 2024

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com or Steven J. Feder, General Counsel of CompoSecure, Inc. at (610) 357-1574 or sfeder@composecure.com.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Jon C. Wilk
Timothy W. Fitzsimmons
CompoSecure, Inc.